  SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: JPMorgan Chase & Co.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 21, 2021

At the JPMorgan Chase & Co. (NYSE: JPM) Annual Meeting on May 18th, please vote FOR Proposal 6 requesting the board oversee a racial equity audit analyzing the bank’s adverse impact on communities of color.

Dear JPMorgan Chase Shareholders:

We urge you to support our proposal requesting the board conduct a racial equity audit analyzing the bank’s adverse impact on nonwhite stakeholders and communities.  While JPM announced a $30 billion funding commitment to help advance racial equity and provide economic opportunity to underserved communities, particularly Black and Hispanic communities, the company has not outlined the steps it intends to take to ensure either that these funds are utilized effectively, or that the impact of the company’s existing policies on communities of color will not defeat its stated effort to reduce racial inequality.

As investors, we know that it is not always wise to accept management's statements that everything is rosy.  That is why there are auditors, who look over management's shoulder and help assure investors that they are getting an accurate and independent assessment of a company's condition.  That is also why we urge you to vote FOR Proposal 6.  The company's response to recent demands for racial equity contemplates spending $30 billion dollars.  But is that money being well spent?  Will it be effective in addressing the issues identified at JPM?

The only way shareholders can be confident that JPM’s actions are contributing to its stated goals is through an audit—a racial equity audit of the sort performed in recent years by some leading companies that can assess company policies and their effectiveness.  In JPM’s case, such an audit is necessary for the following reasons:

•         An independent third party audit will provide objective oversight of the company’s racial justice commitments.

•         JPM has not weighed the relative cost of an audit against the benefits.

•         JPM’s plans do not address the impact of the bank’s own policies on communities of color in a holistic manner.

•         Regulatory obligations are not an adequate substitute for a third party audit.

•         Other companies have benefitted from conducting similar external audits.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership.  These funds have over $250 billion in assets under management and are substantial JPM shareholders.

Racial Inequality Presents a Significant Business Risk to JPM Shareholders

We believe it is important to place our request in the context of both the impact of structural racism on the U.S. economy, but also the explanation of how plans that fail to adequately address structural racism could present a business risk to investors.  On average white households hold almost 10 times the wealth of Black households.  This racial wealth gap has resulted from a variety of factors, including the disparate impact of discriminatory lending policies on communities of color.  A recent report by JPM’s peer, Citigroup, indicates that the racial wealth gap has cost the U.S. economy up to $16 trillion in the past 20 years.  The report highlights that as a result of racial inequalities, $13 trillion in business revenues have been lost over the last two decades.  JPMorgan’s own research group, the JPMorgan Institute, notes that median Black and Hispanic families earn approximately 70 cents for every dollar earned by a white family.  As outlined in our proposal and November 2020 engagement letter,1JPM’s own practices appear to have contributed to this wealth gap.  With the backdrop of last summer’s protests and President Biden’s announcement on his first day in office prioritizing racial equity, failure to adequately address these issues in an effective manner may present a risk for all financial institutions, particularly JPM.

JPM itself has noted several times that it supports racial equity and economic justice, most recently in Chairman and CEO Jamie Dimon’s letter to shareholders.  Yet the board opposes the idea of committing a mere fraction of its $30 billion financial commitment towards providing oversight to monitor the effectiveness of these commitments, despite the fact that the bank has a history of problematic behavior when it comes to supporting racial equality.  The company previously paid $55 million in 2017 to settle claims that it discriminated against minority borrowers.  Just a few weeks ago the U.S. Department of Housing and Urban Development announced a settlement related to discrimination by the bank which allegedly undervalued an African-American woman’s home.  Most recently, hundreds of companies have signed a statement opposing discriminatory voting legislation, including several of JPM’s peers such as Vanguard and BlackRock, but JPM declined despite “a personal request from senior Black business leaders.”2 We question how committed JP Morgan can be to racial justice when it is not willing to commit to reasonable oversight measures on how shareholders’ money is being invested to address issues of racial inequality that may be impacted by JPM’s own practices.

In 2019, JPM faced a series of claims that Black customers and staff were discriminated against in its wealth management division, which the bank has since attempted to remedy by increasing the number of minority wealth managers and having its own managersreview the bank’s policies.  The lack of diversity within its top level employees is unsurprising, with merely 5% each of Black and Hispanic employees occupying executive or senior level positions according to its 2020 EEO-1 report.  Two levels down, Black employees hold 12% and Hispanic employees hold 11% of “professional level” positions,  indicating a pattern of attrition among employees of color as they attempt to climb JPM’s corporate ladder.  This is further reflected by JPM bank’s score of “C” on advancement for Black and Latino employees in a recent report by the Committee for Better Banks.3

A Racial Equity Audit Would Provide an Independent, Objective Review of the Bank’s Plans

JPM has disclosed a variety of steps undertaken to combat racial inequality, including its Path Forward Initiative, its research work through the JPMorgan Chase Institute, its incorporation of diversity, equity, and inclusion priorities into its year-end review process, and its partnership with members of the Chase Advisory Panel.

JPM, however, misses the most critical element of the proposal, which is not just disclosure of the actions taken and policies it has developed.  The purpose of this proposal is to conduct an independent and objective evaluation of the effectivenessof the bank’s existing internal and external actions in combatting systemic racism.  The real value of an audit is its independence.  JPM implies that the company itself or the Chase Advisory Panel would be a suitable substitute for an independent auditor.  We believe this is misleading for two reasons.  First, racial equity audits should be conducted through a civil rights and economic justice lens.  While JPM’s board and management have expertise and competence in critical areas of JPM’s business, neither JPM’s directors nor its executive team have a deep professional background in civil rights or economic justice related issues.  Further, while members of the Chase Advisory Panel are of course experts in their specific fields, it is unlikely that these organizations could conduct an audit of this scope due to resource limitations.

1CtW Investment Group letter to Chairman and CEO James Dimon. November 12, 2020. Available at:  https://ctwinvestmentgroup.com/racial-equity-audit.

2David Gelles and Andrew Sorkin. New York Times. “Hundreds of Companies Unite to Oppose Voting Limits, but Others Abstain.” April 14, 2021. Available at: https://www.nytimes.com/2021/04/14/business/ceos-corporate-america-voting-rights.html

3Committee for Better Banks. “Advancing Racial Justice for Frontline Bank Workers.” p. 23. Available at: https://www.bankaccountability.org/system/files/cbb_di_analysis_0.pdf

Second, neither the Chase Advisory Panel nor the board and management can provide independent verification of the effectiveness of the company’s plans.  While the Chase Advisory Panel provides valuable feedback, it does not appear to provide oversight on the bank’s existing practices.  Chase Advisory Panel members do not appear to be given access to the bank’s operational systems to conduct an independent assessment on lending policies, for example.  The board and management will also be overseeing the execution of JPM’s racial equity plans, but this oversight does not incorporate an independent perspective, a critical element particularly given the reputational risks that this issue presents.

JPM Does Not Weigh the Costs of an Audit Against the Benefits

Chairman and CEO Dimon recently stated that the racial equity audit would be a “complete waste of time” and that it’s “our” money.4  We strongly disagree.  This is in fact shareholders’money.  Further, the company has not weighed the minimal cost against the benefits of ensuring the funds expended by JPM are in fact effectively combatting systemic racism.  Having spoken to experts who have conducted similar audits, we believe the cost of this type of audit, which would likely involve a range of experts, could be as low as a half a million dollars to approximately $1 million.  Given JPM’s $30 billion commitment and that the company already spends over $75 million on audit fees generally, an audit of this nature would be a smart investment to reassure shareholders that JPM is adequately addressing the reputational risks discussed above.

JPM’s Actions Do Not Holistically Address the Discriminatory Impact of Its Own Policies and Practices

JPM lists various actions that it has taken to combat systemic racism.  As mentioned above, JPM has directed $50 million to support minority depository institutions (MDIs) and community development financial institutions (CDFIs) and earmarked $8 billion to mortgages for Black and Hispanic borrowers and $2 billion in loans to minority owned small business loans.

While we do not wish to discourage the support of MDIs and CDFIs, which provide an essential service to Black and brown communities, these commitments do not address the disparate impact of the bank’s own policiesrelated to mortgage lending, retail banking, and small business lending on communities of color.  Earmarking $8 billion to mortgages for Black and Hispanic borrowers or $2 billion to support minority-owned businesses is notable, of course, but the company has not directly addressed how it plans to increase access for minority borrowers throughoutits mortgage lending portfolio or small business lending.  A racial equity audit would allow for a more holistic review of the bank’s practices that goes beyond just earmarks and commitments for other institutions to assist with addressing disparities among communities of color, and towards how JPM is addressing its own impact.

4  Council of Institutional Investors 2021 Spring Conference Plenary Session. Minute 34:21. Available at: https://youtu.be/YnNqssS9YbQ

Existing Regulatory Requirements Are Not a Substitute for an Outside Audit

As a heavily regulated institution, JPM is subject to certain agency regulations that were intended to discourage discriminatory banking practices, particularly the Community Reinvestment Act (CRA).  Unfortunately, mere compliance with the CRA does not adequately address the effectiveness of combatting systemic racism partially due to the fact that the CRA’s examinations evaluate the bank’s lending, investment and services as it relates to low to moderate income communities.  While there may be overlap, it does not evaluate lending based on race.  Additionally, nearly all banks, including JPM, have received an “Outstanding” or “Satisfactory” rating for their lending practices in the last decade during their CRA exams, giving the appearance of rating inflation.  We ask how reliable the CRA’s ratings can be for investors given numerous examples of mortgage and small business discrimination that exist, including at JPM itself.

Other Companies Have Benefitted From Conducting Similar Audits

Lastly, we note that other companies like Facebook, Starbucks, and Airbnb have conducted similar civil rights related audits.  Companies like Starbucks and Airbnb have incorporated the audit into their regular risk oversight work either through formal reports or continued relationships with their auditors and stakeholders.  Contrary to JPM’s suggestion that an audit “would not provide [the company] with useful information,” these companies have found the audits to be instrumental in identifying issues that otherwise may have gone unnoticed.5 We encourage the audit to take place annually, and welcome the input of stakeholder groups in selecting the topics of the audit.

Conclusion

Financial institutions like JPM must recognize that as the demographics in America continue to change in the coming decades, racial justice and economic equality issues will be increasingly important to investors.  In this context, a deep dive today into unconscious or subtle forms of discrimination can be viewed as a smart investment that will contribute to long-term shareholder value.  We urge you to vote FOR Proposal 6 requesting the board conduct a racial equity audit analyzing the bank’s adverse impact on nonwhite stakeholders and communities.

Sincerely,

Dieter Waizenegger, Executive Director

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to JPMorgan’s instructions.

5Starbucks has issued two civil rights related reports, one in 2019 and one in 2020.  Airbnb published an initial report in 2016 and later updated their report in 2019.